EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Profit of consolidated companies	$131	$88	$302	$320

Add:
Provision for income taxes	32	38	85	137

Profit before income taxes	$163	$126	$387	$457

Fixed charges:
Interest expense	$194	$169	$558	$499
Rentals at computed interest*	1	1	3	4

Total fixed charges	$195	$170	$561	$503

Profit before income taxes plus fixed charges	$358	$296	$948	$960

Ratio of profit before income taxes plus fixed charges to fixed charges	1.84	1.74	1.69	1.91

*Those portions of rent expense that are representative of interest cost.